SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

[x] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended January 31, 2003

OR

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ____________ to ____________

Commission file number 0-5622

PUROFLOW INCORPORATED
(Name of Small Business Issuer in Its Charter)

Delaware	13-1947195
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
10616 Lanark Street, Sun Valley, California	91352
(Address of Principal Executive Offices)	(Zip Code)

(818) 504-4000
(Issuer's Telephone Number, Including Area Code)

Securities registered under Section 12(b) of the Exchange Act: NONE

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, $0.15 par value
(Title of Class)

Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendments to this Form 10-KSB. [X]

State issuer's revenues for its most recent fiscal year. $6,833,776

The aggregate market value of the Common Stock held by non-affiliates of the Registrant was approximately $1,655,204 as of March 12, 2003, based upon the closing price on the NASDAQ Electronic Bulletin Board System reported for such date. Shares of Common Stock held by each Officer and Director and by each person who owns 5% or more of the outstanding Common Stock have been excluded in that such person may under certain circumstances be deemed to be affiliates. The determination of an affiliate status is not necessarily a conclusive determination for other purposes.

Number of shares of Common Stock outstanding as of March 12, 2003: 494,306

Transitional Small Business Disclosure Format (check one): Yes [ ] No [X]

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Items 9, 10, 11, and 12 of Part III is incorporated by reference to the Registrant's definitive proxy statement to be filed pursuant to Regulation 14A in connection with its 2003 Annual Meeting of Stockholders.

PUROFLOW INCORPORATED
2003 FORM 10-KSB ANNUAL REPORT
TABLE OF CONTENTS

Page

PUROFLOW
INCORPORATED

ONE CHURCH ST., SUITE 302, ROCKVILLE, MD 20850
PHONE (301) 315-0027 FAX (301) 315-0064

Dear Shareholder:

Since the shareholder meeting on April 15, 2003, a lot has happened to make Puroflow Incorporated a better company. We announced the closing of the acquisition of Southern Maryland Cable, Inc., a company that provides premise wiring services to the federal government as part of the federal government commitment to Homeland Security improvements. In addition, we announced the signing of a letter of intent to buy another premise wiring company, located in New England, thereby increasing our premise wiring capabilities and broadening our geographic reach. With these acquisitions, we intend to take advantage of the tremendous growth we are seeing in the government related infrastructure services industry.

We also signed a letter of intent to sell the Puroflow Incorporated manufacturing operation in Sun Valley for cash consideration. The potential buyer is a nearby competitor whose product line complements ours. The combination should enable the resulting company to compete more effectively in an international marketplace that has become too competitive for companies of our respective sizes. The sale will also provide us additional cash to pursue our growth strategy.

To increase liquidity in the investment of our shareholders, we applied for and received a listing on the Boston Stock Exchange. As we make additional acquisitions for shares, we anticipate that the liquidity of our shares will improve.

Enclosed please find a copy of our most recent Annual Report on Form 10-K. Also enclosed is a copy of the Proxy Statement and Proxy Card relating to our upcoming Annual Meeting on October 23, 2003. If you plan to attend the Annual Meeting on October 23, 2003, as a courtesy to the building management at 711 Fifth Avenue, we request that you call, fax or email your intentions so that we can notify the front desk of your attendance. Please notify Haywood Miller by phone at 301-315-0027, by fax at 301-315-0064, or by email at hmiller@puroflow.com.

Rainer H. Bosselmann
Chairman of the Board
and Chief Executive Officer

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Puroflow Incorporated (the "Registrant" or the "Company") provides a broad range of products for original equipment manufacturers, foreign and domestic military users, government direct, automotive and aviation aftermarket users as well as a number of commercial and industrial applications. These applications include military, commercial and general aviation fixed wing and rotary wing vehicles, rockets, launch vehicles, satellites, surface and subsurface vessels, automotive airbag, launch complex installations, and liquid gas manufacturers, to name a few.

The Company's products are made from a combination of woven wire meshes, random fiber materials, expanded metals, plastics, rubber, sheet metal and precision machined components assembled via welded, brazed, and/or epoxy construction.

The Company acquired 100% control of Quality Controlled Cleaning Corporation ("QCCC") on January 31, 1999. QCCC is engaged in cleaning services of precision parts for companies, including commercial aviation, aerospace, and the medical, pharmaceutical and petrol chemical industries. The service includes cleaning, sterilization, testing, and assembly of component parts. On January 31, 2002 the Company discontinued its QCCC operations and this operation was phased out over fiscal year 2003. All cleaning services are now performed at the Company's principal office in Sun Valley, California.

The Company produces automotive airbag filters, which are an integral part of airbag inflator assemblies. The primary functions of the airbag filter are to cool and control the expansion of the hot gas into the inflating bag and to prevent hot particles of combustion from entering the expanding bag. The Company's filters are typically comprised of a unique blend of woven wire, expanded metals, random metallic fiber, fiberglass, and/or refractory materials in various combinations. To economically assemble these airbag filters, the Company designs, manufactures, and operates its own high-precision machines. These machines require minimal time for tooling changes between production runs of different filter types. These methods permit greater flexibility and lower unit costs without compromising the high reliability which is essential for automotive airbag filters.

The Company was incorporated in Delaware in 1961 and has its principal offices located at 10616 Lanark Street, Sun Valley, California, 91352. The Company's telephone number is (818) 504-4000. Consolidated within a single 43,000 square foot facility, Puroflow is fully self-contained within the engineering, testing and manufacturing disciplines.

Marketing

The Company markets its airbag filters directly to airbag manufacturers through its executive officers. The Company's marketing activity is conducted through a series of manufacturing representatives and to a lesser extent, the Company's own sales force. Each representative is assigned to an exclusive geographic region. The sale of aftermarket products is through exclusive distributorships, who in turn, have exclusively assigned part numbers. Typically, the terms of these distribution agreements provide that the distributor will act as the exclusive distributor for specific parts manufactured by the Company for a period between 3 to 5 years with minimum monthly requirements for number and dollar amount of units purchased. The purchase price of the parts is subject to mutual agreement of the parties and may be adjusted to take into account inflation, market changes, changes in costs of production and sales, and other factors. Such agreements may be terminated by the Company if the distributor does not comply with these purchase requirements or by either party if the other party is rendered insolvent.

Government Contracts

The United States government is consistently within the Company's top ten sales volume customers. Substantial sales of other high performance filters are made to companies that are prime contractors of the United States government. Sales to the United States government accounted for approximately 13.3% and 16.5%, respectively, of net sales for fiscal 2002 and 2003.

Competitive Conditions

A broad range of companies produce products or are capable of producing products that compete with products manufactured by the Company in its various markets. Many of these companies have significantly greater financial resources than the Company. There can be no assurance that the Company's airbag customers will not manufacture some or all of their airbag filters for its own use or that other companies will not enter into the airbag filter market.

Product Warranties

In all product lines, the Company provides standard commercial warranties, consistent with its products and industry. Although claims under product warranties have been minimal during the past five years, no assurance can be given that such claims will not increase in the future.

Research and Development

In fiscal 2002 and fiscal 2003, the Company incurred research and development expenditures of approximately $137,600 and $131,200, respectively. The Company charges research and development expenditures to Operations as a production expense as such expenditures occur. The Company intends to expand research and development activities in its core businesses, specialty filtration products and Federal Aviation Administration Parts Manufacturer Approval for the commercial aerospace products group.

High Performance Filters

Since 1961, the Company has designed and manufactured state-of-the-art, precision filtration products for critical applications. Specializing in highly reliable, all metallic filters of standard and custom design, the Company's products range from filters in hydraulic, fuel and pneumatic systems to large cryogenic and petrol-chemical filters. The Company also designs and manufactures surface tension devices for propellant management in missiles and satellites using porous metal, high-performance filter media and specialized gas tungsten arc welding processes.

The Company is a filter supplier for United States space applications, including the Space Shuttle program, various commercial and military satellites, launch vehicles and boosters, and ground support equipment. Certain of the manufacturing, welding, cleaning and testing required by these applications are performed in our laminar flow, Class 100 clean room which has been re-established in the new Sun Valley, California facility.

Replacement Parts

The Company is a leading supplier of aftermarket products used in jet aircraft, turboshaft powered aircraft, and helicopters. Utilizing highly successful reverse engineering techniques, the Company produces "generic plain wrap" products for use in the aftermarket at a substantial reduction in cost to the distributor and end-user. The Company utilizes exclusive agreements with its distributor base which assist them to dominate, on a part number base, a particular market segment. The preponderance of future Company sales will continue to be within its core filtration product line. Aftermarket applications are significantly more diverse. These products include unique items such as interior trim, heat resistant ducting, mechanical and electrical components, and aircraft structural parts. This market segment is specialized and has consistently generated improved profit margins when compared to the highly competitive aftermarket filter products.

Raw Materials and Supplies

The principal raw materials utilized by the Company in connection with its filter operations include stainless steel and other man-made or natural products, which are standard items available from a number of sources. Additionally, the Company subcontracts out a significant portion of the fabricated or machine parts required to produce components used in the Company's products, which it designs and assembles. These services are readily and rapidly available from a wide variety of sources.

Environmental Laws

The Company engineers, manufactures and assembles its products at its facility in Sun Valley, California. The Company believes that this facility complies in all material respects with all environmental and regulatory laws pertaining to the handling and storage of hazardous substances. The cost associated with this effort is minimal.

Patents and Trademarks

Although management believes that patents and trademarks associated with the Company's various product lines are of value to the Company, it does not consider any of them to be essential to its business.

Major Customers

Sales to three customers represented approximately 59% and 58% of net sales during fiscal years 2002 and 2003, respectively. The loss of any of these customers would have a material adverse effect on the automotive airbag filter or the high performance filter segments of the Company's business.

Backlog

As of February 28, 2002 and February 28, 2003, the Company had a backlog of approximately $7,165,000 and $6,900,000, respectively. Approximately $3,424,000 of the Company's backlog at February 28, 2003 is scheduled to be shipped in the current fiscal year. The backlog figures include firm purchase orders and, with respect to airbag filters, four-month planning requirements prepared by the Company's customers. As is generally the case in the automotive industry, the Company's airbag filter customers provide the Company, on a monthly basis, with firm commitment purchase orders for the upcoming month and their best estimate, for planning purposes, of their requirements for the following three-month period. These rolling four-month statements of firm commitment purchase orders and planning requirements are revised and updated each month.

The Company's customer purchase orders may be revised or canceled by the customer, subject to reimbursement of certain costs in the case of cancellation of scheduled shipments or other commitments. The Company's contracts (direct or indirect), with respect to United States government agencies, are subject to unilateral termination at the convenience of the government, subject only to the reimbursement of certain costs plus a termination fee.

Regulation

Demand for the Company's airbag filters was initially affected by federal regulations requiring installation of airbags in passenger cars, light trucks, and vans by model years 1999 and 2000, respectively, and which in the meantime require installation of airbags or other passive frontal crash protective systems. Consumer demand is now the leading force in the growth of this product segment. Demand for the Company's commercial aerospace products group is covered by the Federal Aviation Administration Regulations for National and International Operations. While the Company believes that the trends in automotive safety are toward increased regulation and are beneficial to the Company, a decline in enforcement or compliance expenditures, a change in the regulations, or an emerging technology that would deem airbags as obsolete, could have a significant adverse effect on the demand for the products offered by the Company.

United States government contracts and related customer orders subject the Company to various laws and regulations governing United States government contractors and subcontractors, which are generally more restrictive than for non-government contractors. This includes subjecting the Company to examinations by government auditors and investigators, from time to time, to insure compliance and to review costs. Violations may result in costs disallowed and substantial civil or criminal liabilities (including, in severe cases, denial of future contracts). The United States government may limit the competitive bidding of any contract under a small business or minority set-aside, in which bidding is limited to companies meeting the criteria for a small business or minority business, respectively. The Company is currently qualified as a small business concern, but not a minority business, for set-asides. To the extent bidding may be so limited, the Company has an opportunity to benefit from the reduced number of qualified bidders.

Employees

At February 1, 2003, the Company had 55 full-time employees. No employees are represented by a collective bargaining unit. Management considers its relationship with its employees to be excellent.

Insurance

The Company maintains general liability, automobile, aircraft products, product liability, workers' compensation, and employer's liability insurance coverage. The Company is engaged in various businesses which could expose it to claims for injury resulting from the failure of products sold by it. The Company has product liability insurance covering in such amounts and against such risk as management believes advisable in light of the Company's business and the terms and cost of such insurance. During the last decade, the Company has not been a party to any product liability claim. There is no assurance that claims will not arise in the future in excess of such insurance or that the Company will maintain the same level of insurance coverage.

ITEM 2. DESCRIPTION OF PROPERTY

The following table sets forth information as to the location and general character of the facility of the Registrant:

Location	Principal Use	Approximate Sq. Ft.	Lease Exp. Date
10616 Lanark Street Sun Valley, CA 91352	Headquarters and manufacturing facility for airbag components, government and aerospace filtration and cleaning.	43,000	March 14, 2012 (1)

(1) The Company relocated in February 2002 from its Van Nuys facility to the Sun Valley location. The Sun Valley lease is for 120 months, with an optional right to terminate same following 36 months of the subject lease.

ITEM 3. LEGAL PROCEEDINGS

The Company is not a party to any legal proceedings.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

The Registrant did not submit any matters to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Common Stock of the Company is traded on the National Association of Securities Dealers, Inc., Electronic Bulletin Board System ("NASDAQ") under the symbol PFLW.

The following table sets forth the high and low bid quotations for the Common Stock for the periods indicated as reported by NASDAQ. These quotations represent inter-dealer prices and do not include retail markups, markdowns or commissions and may not necessarily represent actual transactions.

	High Bid	Low Bid
Fiscal Year Ended January 31, 2002		
1st Quarter	10.31	8.44
2nd Quarter	10.05	7.65
3rd Quarter	8.40	3.50
4th Quarter	6.20	4.00
Fiscal Year Ended January 31, 2003		
1st Quarter	5.70	4.95
2nd Quarter	5.50	4.75
3rd Quarter	5.00	3.50
4th Quarter	7.50	3.20
Fiscal Year Ended January 31, 2004		
1st Quarter (through March 12, 2003)	7.50	6.35

On March 12, 2003, the closing bid price for the Company's Common Stock on the Bulletin Board System was $6.35 per share. As of March 12, 2003, the Company had approximately 216 stockholders of record.

To date, Puroflow has not declared or paid cash dividends to its stockholders. Puroflow has no plans to declare and pay cash dividends in the near future.

For the "Equity Compensation Plan Information" table, please refer to Item 11.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The Company was incorporated in Delaware in 1961, under the name Ultra Dynamics Corporation, and was originally engaged in the water purification business.

In November 1968, the Company organized Puroflow Corporation to acquire all of the assets and liabilities of a business established in 1961, under the name Aerospace Components Corporation, and was primarily engaged in the manufacture of high performance filters for the aerospace industry. In 1980, the Company acquired Decca Valves Corporation, a corporation engaged in the manufacture of fluid control valves. The Company changed its name to Puroflow Incorporated in 1983.

In fiscal 1989, the Company began designing, testing and producing filters for automotive airbag systems, primarily as an outgrowth of its expertise in aerospace filtration. During September 1992, the Company disposed of its Chemical Process (CPI) division, including all the CPI assets it had acquired from Michigan Dynamics, Inc. in June 1992. During November 1994, the Company settled the litigation with Glasco Ultraviolet Systems Inc. and disposed of the operating assets of Ultra Dynamics Corporation, its ultraviolet water products subsidiary.

The Company acquired 100% control of the shares in QCCC on January 31, 1999. The QCCC division was discontinued January 31, 2002 and phased out during fiscal year 2003.

The International division was created in June 1998 to provide spare parts for hard to find or obsolete components to service the United States military equipment acquired by foreign government. The International Division was discontinued January 31, 2001.

RESULTS OF OPERATIONS

The following table reflects the percentage relationship to net sales of certain items included in the Company's statement of operations for each of the fiscal years ended January 31, 2002 and 2003:

	Year Ended January 31,	
	2002	2003
Net sales:	100.0%	100.0%
Cost and expenses:		
Cost of goods sold	71.0	65.8
Selling, general and administrative	23.9	28.4
Other (income) expense	0.6	3.2
Income from continuing operations before income taxes	4.5	2.6
Provision for income taxes	1.8	0.5
Income (loss) from discontinued operations	(9.9)	2.5
Net Income / (loss)	(7.2)%	4.6%

COMPARISON OF THE FISCAL YEARS ENDED JANUARY 31, 2002 AND 2003

Net Sales

Net sales decreased 5.6% to $6.8 million in fiscal 2003 as compared to $7.2 million in fiscal 2002. This was primarily due to a decrease in the air bag filter line. In addition, high performance filters sold through the Company's commercial distribution network and its OEM sector both experienced downturns in the past year due to the continued weakness in the U.S. economy.

Gross Margin

Gross margin as a percentage of net sales was 34.2% in fiscal 2003 compared to 29.0% in fiscal 2002. The increase in the margin is primarily attributable to the higher mix of filtration products produced and sold in comparison to the other product lines. The high performance filtration product line has historically been a higher margin product than the air bag filter segment.

Selling, General and Administrative

Selling, general and administrative expense for continuing operations were $1.9 million or 28.4% of sales in fiscal 2003 as compared to $1.7 million in fiscal 2002 or 23.9% of sales. The increase is attributable to an increase in the Company's investment in expanding its selling and marketing departments. In addition, additional investment has been made in enhancing the information technology capabilities of the organization.

Other Income / Interest Expense

Other income increased to $57,404 in fiscal 2003 as compared to other income of $2,092 in fiscal 2002. This was due to the receipt of income related to an early exit payment made by the Company's former landlord for the relocation of the organization in February 2002. Interest expense decreased to $26,277 in fiscal 2003 as compared to interest expense of $46,979 in fiscal 2002. This was due to the Company maintaining a lower line of credit which resulted in lower interest charges.

Provision for Income Taxes

The Company's effective tax rate was 9.0% for fiscal 2003 and 1.2% for fiscal 2002. The tax rate is indicative of the benefit garnered from the net operating loss carryforwards. The net effect of the income tax expense after recording this tax provision was $30,702 for fiscal 2003 and $130,000 for fiscal 2002.

LIQUIDITY AND CAPITAL RESOURCES

The Company has historically financed its operations from the placement of bank financing, sale of Common Stock and, in profitable years, income from operations. In fiscal 2003, cash increased from $123,330 at January 31, 2002 to $265,080 at January 31, 2003. The Company's financial condition remained strong, with a ratio of current assets to current liabilities of 2.5:1 at January 31, 2002 and 4.7:1 at January 31, 2003.

The Company generated cash from operating activities of $519,666 for fiscal 2003. The principal sources of cash consisted primarily of $317,621 in net income plus $182,943 in non-cash expenses (i.e., depreciation and amortization) in addition to a $504,958 reduction in inventories, which included a $250,000 write-down for slow-moving and obsolete inventories. These sources of cash were partially offset by the $243,419 reduction in payables and accrued expenses and the elimination of non-operating income of $172,461, comprised of the recovery of excess accrual for the disposal of QCCC's operations.

Cash used for investing activities of $160,864 consisted of investments made to purchase plant equipment and the construction of both the new facility and a clean room.

Net cash used for financing activities of $217,052 included $210,780 to pay the principal balance of an outstanding notes payable and bank credit line and $6,272 to pay down the Company's capital lease line.

Subsequent to the 2002 year-end, the Company restructured its credit facility. The Company now maintains a revolving credit line of $1,000,000 with an interest rate of prime plus 0.25% per annum that is secured by the Company's accounts receivable and inventories and consists of two revolving credit agreements with one bank. This new structure is not contingent on the Company's level of accounts receivable. One agreement is a $250,000 term note that is payable over four years and expires in March 2006, and the other is a $750,000 line of credit that expires in June 2003. The terms of these loan agreements contain certain restrictive covenants, including maintenance of: (i) aggregate net worth (plus subordinated debt, less any intangible assets and less any amount due from shareholders, officers and affiliates of the Company) of not less than $3,500,000; (ii) a ratio of current and non-current liabilities (less subordinated debt) to net worth of not more than 0.50 to 1.00; and (iii) working capital of not less than $2,000,000. As of January 31, 2003 the Company was in compliance with all of its covenants.

The Company anticipates that it will spend approximately $150,000 for capital expenditures during fiscal year 2003. This is expected to include investments in leasehold improvements, information systems and manufacturing equipment.

With its present capital resources, available credit from its revolving credit facility and cash flow from operations, the Company believes that it should have sufficient resources to meet its operating needs for the next twelve months and to provide for debt maturities and capital expenditures.

EFFECTS OF INFLATION ON BUSINESS

Management believes that inflation has not had a material effect on the Company's operations.

SUBSEQUENT EVENT

On January 2, 2003, the Company announced its intention to sell between 1,300,000 and 2,600,000 shares of common stock at a price of $7.75 per share through a private placement. The Board of Directors approved the terms of the private placement, subject to stockholder approval, after careful review and analysis with input and guidance from management and the Company's financial advisors. A Special Meeting of stockholders has been called to be held on April 15, 2003, for among other things, approving the consummation of the private placement. Assuming the private placement is approved, it is anticipated to close promptly following the Special Meeting.

Pursuant to the terms of the private placement, the Bosselmann Group and/or its affiliates agreed to invest not less than $2 million in the private placement and the balance of the investments would be from accredited investors (as defined in Rule 501(c) of Regulation D under the Securities Act of 1933, as amended). In connection with the private placement, on January 2, 2003, Ranier Bosselmann (a principal of the Bosselmann Group) was appointed to the Company's Board of Directors as the Vice Chairman of the Board of Directors (increasing the size *of the Board of Directors to eight). If the private placement is not approved or is otherwise not consummated,* he has agreed to resign from the Board of Directors and as Vice Chairman. Following the closing of the private placement, four of the Company's current directors will resign and will be replaced by three new directors to be nominated by Mr. Bosselmann. The three new directors are DeSoto Jordan, James Quinn and Daniel Levinson. The three new directors will be appointed by the remaining members of the Board of Directors, and stockholders will not have an opportunity to vote on their election until the next succeeding election of directors following the closing of the private placement.

Upon the approval and consummation of the private placement, purchasers of shares in the private placement will hold shares representing between 72.4% and 84% of the total shares outstanding, on a fully diluted basis. The Company has agreed to file a registration statement to register such shares no later than 180 days following the closing of the private placement. The sale of common stock in the private placement will result in a significant dilution of existing stockholders' ownership interest in the Company. The net proceeds received by the Company in the offering, estimated to be between $9.8 million and $19.7 million, will be used to provide the Company with additional working capital and additional capital for acquisitions in growth-oriented industries.

RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2001, the FASB issued Statement of Financial Standards No. 142 (SFAS 142), "Goodwill and Other Intangible Assets," which requires the discontinuance of goodwill amortization. SFAS 142 is required to be applied for fiscal years beginning after December 15, 2001, with certain early adoption permitted. The Company does not expect the adoption of SFAS 142 to have a material effect on its financial condition or results of operations.

In August 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The Company does not expect the adoption of SFAS 143 to have a material effect on its financial condition or results of operations.

In October 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. The Company does not expect the adoption of SFAS 144 to have a material effect on its financial condition or results of operations

In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The principal difference between SFAS 146 and EITF 94-3 relates to SFAS 146's requirements for the timing of recognizing a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with early adoption encouraged. The Company does not expect the adoption of SFAS 146 to have a material effect on its financial condition or results of operations.

FORWARD-LOOKING STATEMENTS

This Form 10-KSB contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve risks and uncertainty, (including without limitation, the Company's future gross profit, selling, general and administrative expenses, the Company's financial position, working capital and seasonal variances in the Company's operations, as well as general market conditions) though the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this Form 10-KSB will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

ITEM 7. FINANCIAL STATEMENTS

The information called for by this item is hereby incorporated by reference from the Registrant's financial statements and independent auditors' report beginning on page F-1 of this report on Form 10-KSB.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16 (a) OF THE EXCHANGE ACT

The information required under this item is incorporated by reference to the Company's Proxy Statement for the 2003 Annual Meeting of Stockholders.

ITEM 10. EXECUTIVE COMPENSATION

The information required under this item is incorporated by reference to the Company's Proxy Statement for the 2003 Annual Meeting of Stockholders.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required under this item is incorporated by reference to the Company's Proxy Statement for the 2003 Annual Meeting of Stockholders.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required under this item is incorporated by reference to the Company's Proxy Statement for the 2003 Annual Meeting of Stockholders.

ITEM 13. EXHIBITS, LISTS AND REPORTS ON FORM 8-K

(a) (1) FINANCIAL STATEMENTS

The following financial statements (including notes thereto and the Independent Auditors' Report with respect thereto), are filed as part of this Annual Report on Form 10-KSB starting on page F-1 hereof:

Independent Auditors' Reports.

Consolidated Balance Sheets at January 31, 2002 and 2003.

Consolidated Statements of Operations for each of the two years in the periods ended January 31, 2002 and 2003.

Consolidated Statements of Stockholders' Equity for each of the two years in the period ended January 31, 2003.

Consolidated Statements of Cash Flows for each of the two years in the period ended January 31, 2003.

Notes to Consolidated Financial Statements.

(2) EXHIBITS

Exhibits, including management contracts, compensatory plans and arrangements required to be filed as part of this report, are listed in the Exhibit Index, which follows the financial statements and financial statement schedules.

(b) REPORTS ON FORM 8-K

On January 6, 2003, the Company filed a Form 8-K dated January 2, 2003 reporting the Company's plans to raise capital in a private placement and the naming of Rainer Bosselmann as Vice Chairman of the Company's Board of Directors.

ITEM 14. CONTROLS AND PROCEDURES

Based on their evaluation, as of a date within 90 days of the filing of this Form 10-KSB, the Company's Chief Executive Officer and Principal Financial Officer have concluded the Company's disclosure controls and procedures (as defined in Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934) are effective. There have been no significant changes in internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

There were no changes in the Company's internal controls or in other factors that could have significantly affected those controls subsequent to the date of the Company's most recent evaluation.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PUROFLOW INCORPORATED

By: /s/ Michael H. Figoff ______________ March 17, 2003
Michael H. Figoff
President/Chief Executive Officer
Director

POWER OF ATTORNEY

Puroflow Incorporated and each of the undersigned do hereby appoint Michael H. Figoff and Travis Bradford, and each of them severally, its or his true and lawful attorney to execute on behalf of Puroflow Incorporated and the undersigned any and all amendments to this Annual Report on Form 10-KSB and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission; each of such attorneys shall have the power to act hereunder with or without the other.

Pursuant to the requirement of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

By: /s/ Michael H. Figoff ______________ March 17, 2003
Michael H. Figoff
President/Chief Executive Officer
Director

By: /s/ Travis Bradford ______________ March 17, 2003
Travis Bradford
Chairman of the Board

By: /s/ Rainer Bosselmann ______________ March 17, 2003
Rainer Bosselmann
Vice Chairman of the Board

By: /s/ Glen Kassan ______________ March 17, 2003
Glen Kassan
Director

By: /s/ Warren Lichtenstein ______________ March 17, 2003
Warren Lichtenstein
Director

By: /s/ Dr. Tracy k. Pugmire ______________________ March 17, 2003
Dr. Tracy K. Pugmire
Director

By: /s/ Josh Schechter ______________________ March 17, 2003
Josh Schechter
Director

By: /s/ Robert A. Smith ______________________ March 17, 2003
Robert A. Smith
Director

By: /s/ Craig S. Montesanti ______________________ March 17, 2003
Craig S. Montesanti
Vice President of Finance (Principal Financial Officer & Principal Accounting Officer)

CERTIFICATION
Section 302 Certification

I, Michael H. Figoff, certify that:

1. I have reviewed this annual report on Form 10-KSB of Puroflow Incorporated, a Delaware corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 17, 2003

By: /s/ Michael H. Figoff
Michael H. Figoff
Chief Executive Officer

CERTIFICATION
Section 302 Certification

I, Craig S. Montesanti, certify that:

1. I have reviewed this annual report on Form 10-KSB of Puroflow Incorporated, a Delaware corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 17, 2003

By: /s/ Craig S. Montesanti
Craig S. Montesanti
Vice President of Finance
(Principal Financial Officer & Principal Accounting Officer)

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Puroflow Incorporated

We have audited the accompanying consolidated balance sheets of Puroflow Incorporated (a Delaware corporation), and subsidiaries at January 31, 2002 and 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with accounting standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Puroflow Incorporated and Subsidiaries at January 31, 2002 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Rose, Snyder & Jacobs
A Corporation of Certified Public Accountants

Encino, California

February 26, 2003

PUROFLOW INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
January 31, 2002 and 2003

	2002	2003
CURRENT ASSETS:		
Cash, Note 7	$ 123,330	$ 265,080
Accounts receivable, net of allowance for doubtful accounts of $48,000 at January 31, 2002 and $35,000 at January 31, 2003	1,088,187	1,159,812
Deferred tax benefit, current, Note 5	145,235	145,235
Inventories, Note 1	2,159,755	1,654,797
Prepaid expenses and deposits	123,986	122,337
TOTAL CURRENT ASSETS	3,640,493	3,347,261
PROPERTY AND EQUIPMENT -Note 1		
Leasehold improvements	63,914	290,883
Machinery and equipment	3,669,356	3,706,145
Tooling and dies	397,205	401,165
Construction in progress	106,854	-
	4,237,329	4,398,193
Less accumulated depreciation and amortization	3,546,793	3,729,736
NET PROPERTY AND EQUIPMENT	690,536	668,457
DEFERRED TAX BENEFIT, NOTE 5	589,985	589,985
OTHER ASSETS, NOTE 1	29,722	29,722
TOTAL ASSETS	$ 4,950,736	$ 4,635,425
CURRENT LIABILITIES:		
Line of credit, Note 2	$ 510,000	$ 119,788
Notes payable, current, Note 3	17,133	62,496
Current portion of capital lease, Note 3	6,299	6,664
Accounts payable	402,773	326,894
Accrued expenses	516,664	176,663
TOTAL CURRENT LIABILITIES	1,452,869	692,505
LONG TERM DEBT, Note 3	18,473	145,905
COMMITMENTS AND CONTINGENCIES Note 6		
STOCKHOLDERS' EQUITY, Note 4 and Note 9		
Preferred stock, par value $.10 per share Authorized - 500,000 shares. Issued - None		
Common stock, par value $.15 per share Authorized - 12,000,000 shares. Outstanding 493,273 shares at January 31, 2002 and 494,306 shares at January 31, 2003	433,967	433,967
Additional paid-in capital	5,141,767	5,141,767
Accumulated deficit	(2,057,421)	(1,739,800)
Less:		
Notes receivable from stockholders	(6,000)	(6,000)
Treasury stock at cost	(32,919)	(32,919)
TOTAL STOCKHOLDERS' EQUITY	3,479,394	3,797,015
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 4,950,736	$ 4,635,425

See independent auditors' report and notes to financial statements.

PUROFLOW INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended January 31, 2002 and 2003

Years ended January 31,	2002	2003
Net sales	$ 7,236,058	$ 6,833,776
Cost of goods sold	5,137,157	4,499,573
Gross profit	2,098,901	2,334,203
Selling, general and administrative expenses	1,728,216	1,939,468
Operating income	370,685	394,735
Other income and (expense)		
Other income	2,092	57,404
Write-down of excess and obsolete inventory		(250,000)
Interest expense	(46,979)	(26,277)
Income before tax from continuing operations	325,798	175,862
Income tax expense	130,000	30,702
Net income from continuing operations	$ 195,798	$ 145,160
Recovery of excess accrual for disposal of segment in fiscal 2002	-	172,461
Loss from discontinued operations, Note 11	(154,686)	-
Loss from disposal of discontinued operations, Note 11	(560,000)	-
Net loss	$ (518,888)	$ 317,621
Basic earnings per share, continuing operations	$ 0.40	$ 0.29
Basic earnings per share, discontinued operations	$ (1.45)	$ 0.35
Total	$ (1.05)	$ 0.64
Diluted earnings per share, continuing operations	$ 0.40	$ 0.29
Diluted earnings per share, discontinued operations	$ (1.45)	$ 0.35
Total	$ (1.05)	$ 0.64
Weighted average number of shares, basic	493,273	494,306
Weighted average number of shares, diluted	494,306	494,306

See independent auditors' report and notes to the financial statements.

PUROFLOW INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years ended January 31, 2002 and 2003

	COMMON STOCK PAR VALUE	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT TOTAL	NOTES RECEIVABLE FROM STOCKHOLDERS AND TREASURY STOCK	TOTAL
Balance at January 31, 2001	$ 433,967	$ 5,141,767	$ (1,538,533)	$ (38,919)	$ 3,998,282
Net loss			(518,888)		(518,888)
Balance at January 31, 2002	433,967	5,141,767	(2,057,421)	(38,919)	$ 3,479,394
Net income			317,621		317,621
Balance at January 31, 2003	$ 433,967	$ 5,141,767	$ (1,739,800)	$ (38,919)	$ 3,797,015

See independent auditors' report and notes to financial statements.

PUROFLOW INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended January 31, 2002 and 2003

Years ended January 31,	2002	2003
CASH AT BEGINNING OF YEAR	$ 8,250	$ 123,330
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (loss)	(518,888)	317,621
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization	490,392	182,943
Provision for losses on accounts receivable	55,459	-
Recovery of excess accrual for disposal of segment in fiscal 2002	-	(172,461)
Write-down of excess and obsolete inventory	-	250,000
Changes in operating assets and liabilities:		
Accounts receivable	560,921	(71,625)
Inventories	(142,963)	254,958
Prepaid expenses and deposits	(9,918)	1,649
Deferred taxes	(8,527)	-
Accounts payable and accrued expenses	(16,756)	(243,419)
Net cash provided by operating activities	409,720	519,666
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment	(144,953)	(160,864)
Net cash used for investing activities	(144,953)	(160,864)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Bank overdraft	(34,698)	-
Payments on credit line	(34,000)	(140,212)
Principal payments on capital lease	(5,922)	(6,272)
Principal payments on notes payable	(75,067)	(70,568)
Net cash used for financing activities	(149,687)	(217,052)
NET INCREASE IN CASH	115,080	141,750
CASH AT END OF YEAR	$ 123,330	$ 265,080

See independent auditors' report and notes to the financial statements.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Puroflow Incorporated was organized on May 15, 1961 under the laws of the State of Delaware. Puroflow Incorporated and its wholly owned subsidiaries (together referred therein as the "Company") specializes primarily in designing and manufacturing automotive airbag filters and high performance filters. The Company is located in Sun Valley, California, and does business with customers throughout the world, most of which are located in the United States.

CONSOLIDATED SUBSIDIARIES

The consolidated financial statements include the accounts of the Company's wholly owned subsidiaries, Puroflow Corporation, Decca Valves Corporation, Michigan Dynamics, Inc., and Ultra Dynamics Corporation. Material inter-company transactions and balances have been eliminated. Puroflow Corporation acquired Quality Controlled Cleaning Corporation (QCCC) on January 31, 1999 and this operation has been discontinued. (See Note 11).

INVENTORIES

Inventories are stated at the lower of cost of market on a first-in, first-out basis (FIFO), and consist of the following items:

	January 31, 2002	January 31, 2003
Raw materials and purchased parts	$ 1,417,418	$ 1,054,400
Work in progress	376,047	239,645
Finished goods	366,290	360,752
Total	$ 2,159,755	$ 1,654,797

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost. Depreciation and amortization of property and equipment is computed using the straight-line method based upon the estimated useful lives of the assets, except for leasehold improvements which are amortized over the shorter of the life of the lease or the improvements. The estimated useful lives are as follows:

Classification	Life
Machinery and equipment	5-15 years
Tooling and dies	5 years
Leasehold improvements	5 years

REVENUE RECOGNITION

Revenue is recognized when finished products are shipped.

LONG-LIVED ASSETS

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The Company assesses these assets for impairment based on estimated future cash flows from these assets.

INCOME TAXES

The Company complies with Financial Accounting Standards No. 109, Accounting for Income Taxes.

CASH FLOWS

For the purpose of the statement of cash flows, the Company considers cash equivalents to include cash only and to exclude any near-cash short-term investments.

ESTIMATES

Generally accepted accounting principles require that financial statements include estimates by management in the valuation of certain assets and liabilities. The Company's management estimates the reserve for doubtful accounts, the reserve for obsolete inventory, the useful lives of property and equipment and the valuation allowance for deferred tax assets. Management uses its historical record and knowledge of its business in making these estimates. Accordingly, actual results may differ from estimates.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenditures are expensed as incurred and are approximately as follows for the years ended January 31,

2002	2003
$ 137,600	$ 131,200

EARNINGS PER SHARE

In the first quarter of the year ended January 31, 1999, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (FAS 128), which supersedes Accounting Principles Board Opinion No. 15. Under FAS 128, basic earnings per common share is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of certain of the Company's financial instruments, including accounts receivable and accounts payable, approximates fair value due to the relatively short maturity of such instruments. The Company's long-term debt approximates fair value.

SEGMENT REPORTING

Due to the discontinuance of the Quality Controlled Cleaning Corporation business segment, the Company operates in only one business segment.

NOTE 2 – LINE OF CREDIT

Subsequent to the 2002 year-end, the Company restructured its credit facility. The Company now maintains a revolving credit line of $1,000,000 with an interest rate of prime plus 0.25% per annum that is secured by the Company's accounts receivable and inventories and consists of two revolving credit agreements with one bank. This new structure is not contingent on the Company's level of accounts receivable. One agreement is a $250,000 term note that is payable over four years and expires in March 2006, and the other is a $750,000 line of credit that expires in June 2003. The terms of these loan agreements contain certain restrictive covenants, including maintenance of: (i) aggregate net worth (plus subordinated debt, less any intangible assets and less any amount due from shareholders, officers and affiliates of the Company) of not less than $3,500,000; (ii) a ratio of current and non-current liabilities (less subordinated debt) to net worth of not more than 0.50 to 1.00; and (iii) working capital of not less than $2,000,000. The total outstanding on the credit facility was $510,000 and $316,353 at January 31, 2002 and 2003, respectively. At January 31, 2002 the entire facility was a line of credit. At January 31, 2003 the facility includes notes payable of 196,565 (see note 3) and a line of credit of $119,788 respectively.

NOTE 3 - LONG-TERM DEBT

	January 31, 2002	January 31, 2003
Note payable to a bank bearing interest at prime plus 1.5% payable in principal monthly payments of $3,933, repaid in full	$17,133	-
Note payable to a bank bearing interest at prime plus 0.25% payable in principal monthly payments of $5,208, maturing in March 2006.	-	$196,565
Capital lease on a computer system with an imputed rate of interest of 9.2% with monthly payments of $693 maturing in July 2005	24,772	18,500
	41,905	215,065
Less current portion	23,432	69,160
Long-term debt	$18,473	$145,905

Maturities of long-term debt is as follows (Year ended):

2004	$	69,160
2005		66,654
2006		64,971
2007		14,280
	$	215,065

Assets under the capital lease totaled $30,694 at January 31, 2003.

Interest paid in cash totaled as follows for the years ended January 31,

2002	2003
$ 46,979	$ 26,277

NOTE 4 – STOCK OPTION PLANS

In August 2001, the Company implemented a new Incentive Stock Option Plan which provides options to purchase up to 33,333 shares of the Company's Common Stock for officers, directors, and key employees, at an exercise price equal to the fair market value on the date of grant as determined by the Board of Directors. The shares issued under the Option Plan shall become vested over periods up to three years. On April 4, 2002 10,000 options were granted at an exercise price of $5.70 per share. As of January 31, 2003 there were 10,000 shares granted under the plan.

Under a previous plan, the Company had issued stock options to certain officers, directors, and key employees to purchase shares of its Common Stock within prescribed periods at prices that varied between $3.75 to $12.15 per share. This plan was terminated upon the consummation of the August 2001 Incentive Stock Option Plan. As of January 31, 2003, there were options for 9,667 shares of common stock outstanding of which options for 9,465 shares of common stock are exercisable.

Statement of Financial Accounting No. 123, "Accounting for Stock-Based Compensation," requires companies to measure employee stock compensation plans based on the fair value method of accounting. However, the statement allows the alternative of continued use of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," with pro-forma disclosure of net income earnings per share determined as if the fair value based method had been applied in measuring compensation cost. The Company has elected the alternative of continued use of APB No. 25. The Black-Scholes valuation method was used to determine if the fair value of the options required a pro-forma disclosure of their impact on earnings per share. The assumptions used were (1) Risk Free Interest Rate of 1.77%; (2) Stock Volatility Factor of 4%; (3) Expected Option Life of 5 years; and (4) No expected dividend yield. No pro-forma disclosure is presented because the stock options granted in fiscal 2003 had no dilutive effect.

NOTE 5 – INCOME TAXES

The following is a reconciliation of the tax provision, computed by applying the statutory federal income tax rates and the income tax provision per the financial statements for the years ended January 31,

	2002	2003
Income tax provision at 34%	$ 110,771	$ 59,793
Other	50,017	(31,754)
Benefit of net operating loss carryforwards	-	(28,039)
Current federal tax provision, continuing operations	160,788	-
Tax benefit, discontinued operations	(126,000)	-
Change in deferred taxes	(34,778)	-
State franchise taxes	4,000	30,702
Provision for income tax	$ 4,000	$ 30,702

During the years ended January, 31, 2002 and 2003, the Company paid cash income taxes of $4,000. Deferred tax benefits reflect the impact of loss carryforwards and temporary differences between the assets and liabilities recorded for financial reporting purposes and tax purposes. These differences are as follows:

	2002	2003
Allowance for doubtful accounts	$ 20,563	$ 14,994
Allowance for inventory obsolescence	12,852	129,139
Vacation accrual	36,414	34,272
Inventory uniform capitalization	43,620	42,840
Loss on disposal of discontinued operations	101,786	10,710
Less valuation allowance	(70,000)	(86,720)
Current	145,235	145,235
Tax loss carryforward	1,020,155	923,178
Depreciation and amortization	(163,590)	(139,540)
Other	(13,531)	(8,645)
Less valuation allowance	(253,049)	(185,008)
Non-current	$ 589,985	$ 589,985

Realization of the deferred benefit is contingent upon future taxable earnings. For the year ending January 31, 2003 the Company reduced its valuation allowance by $51,321. For the year ended January 31, 2002 the Company reduced its valuation allowance by $30,778.

The Company estimates it has available net operating loss carryforwards of approximately $2,715,230 for federal income tax purposes and $170,775 for state income tax purposes at January 31, 2003. The Company's federal net operating loss carryforwards expire from 2008 to 2020, California net operating loss carryforwards expire in 2005. Use of California net operating loss carryforwards have been suspended temporarily by the state.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

The Company moved into a new facility under a non-cancelable lease agreement commencing December 2001 which expires in March 2012. The Company is committed to minimum payments under this lease as follows:

Twelve Months Ending January 31,	
2004	$ 300,000
2005	300,000
2006	315,000
2007	324,000
2008	324,000
Thereafter	1,372,500
TOTAL	$ 2,935,500

Total rental expense under facility leases (including expenses) is as follows for the years ending January 31,

2002	2003
$ 408,000	$ 312,750

LEGAL MATTERS

At January 31, 2003 the Company is not a party to any legal proceedings.

NOTE 7 – CONCENTRATIONS

MAJOR CUSTOMER INFORMATION

Concentration of sales in the Company's three largest customers was $4,465,971 for the year ending January 31, 2002 and $3,984,561 for the year ending January 31, 2003.

CONCENTRATION OF CREDIT RISK

Concentration of receivables due from the Company's three largest customers was $576,335 for the year ending January 31, 2002 and $721,114 for the year ending January 31, 2003.

The Company performs credit evaluations and analysis of amount due from its customers; however, the Company does not require collateral. Credit losses have been within management's expectations and an estimate of uncollectable accounts has been provided for in the financial statements.

MAJOR SUPPLIERS

The Company is dependent on one supplier for the majority of its material needs for automotive airbag filter production.

CASH IN BANK

At January 31, 2003, the Company had cash in a bank in excess of federally insured limits of approximately $255,942.

NOTE 8 - STOCKHOLDERS' EQUITY

On August 24, 1998, the Company issued an 8-K report stating that the Board of Directors has authorized the issuance of 66,667 shares of common stock for sale to directors, officers and employees. The Company sold 62,667 shares of this common stock and received proceeds of $705,000 divided between $147,000 in cash and $558,000 in notes receivable. The notes receivable bore interest at 5% and were due on August 2001. There is one remaining shareholder that the Company is pursuing to retire the shares and forgive the note. During the 3-month period from August 1, 1998 through October 31, 1998, the Company purchased 3,233 shares of common stock for a total cost of $32,919 from the open market and is presently holding them as treasury stock.

On February 17, 2000, the Board entered into a plan to retire 61,333 shares of its common stock, from shares issued August 24, 1998 in return for cancellation of notes received by the Company from employees and board members. The Company received and retired 48,735 shares of common stock. The unretired shares are held by a former employee.

NOTE 9 - EARNINGS PER SHARE

Reconciliation of basic and diluted earnings per share for continuing operations:

	INCOME	SHARES	PER SHARE AMOUNT
YEAR ENDED JANUARY 31, 2002			
Basic earnings (loss) per share	$ 195,798	493,273	$ 0.40
EFFECT OF DILUTIVE SECURITIES			
Stock options		1,033	-
Diluted earnings (loss) per share	$ 195,798	494,306	$ 0.40
YEAR ENDED JANUARY 31, 2003			
Basic earnings (loss) per share	$145,160	494,306	$ 0.29
EFFECT OF DILUTIVE SECURITIES			
Stock options		-	-
Diluted earnings per share	$145,160	494,306	$ 0.29

Basic earnings per share is based on the weighted average number of shares outstanding. Diluted earnings per share include the effect of common stock equivalents when dilutive.

NOTE 10 - RETIREMENT PLAN

The Company has a defined contribution 401(k) covering all employees who have completed one year of service. The Company makes "matching" contributions of 10% of the participant's deferral amount, limited to 5% of the participant's eligible compensation for the year.

The Company may also make discretionary contributions to the plan based upon participant compensation and net profits. During the years ended January 31, 2002 and January 31, 2003, the Company contributed $ 8,161 and $8,746 to the Plan respectively. The Company's maximum contribution is limited to ½ of 1% of the employee's compensation.

NOTE 11 – DISCONTINUED OPERATIONS

As of January 31, 2002 the Company elected to shut down its Quality Controlled Cleaning division and all operations have been reclassified under loss from discontinued operations in fiscal years 2001 and 2002. The Company has provided for its estimated loss on the Quality Controlled Cleaning division during the phase-out period ended during fiscal year 2003. The Company accrued $339,880 for the capture of all phase-out costs including inventory, capital expenditures and operating charges. During fiscal 2003, $142,419 were captured against the accrual and $25,000 remains accrued for anticipated charges in fiscal 2004. The remaining $172,461 was recorded as a recovery of excess accrual for disposal of segment on the Consolidated Statements of Operations.

The following presents the results of operations for discontinued operations for the years ending January 31,

	2002	2003
Revenues	$ 179,421	$ -
Operating Loss	$ (225,686)	$ -
Tax Benefit	$ 71,000	$ -
Loss from discontinued operations	$ (154,686)	$ -

At January 31, 2003 the balance sheet includes an accrual of $25,000 which approximates the remaining outstanding charges expected during fiscal 2004 related to the shutdown of QCCC.

At January 31, 2002 the balance sheet includes assets for discontinued operations of approximately $30,000 which approximates the net realizable value of accounts receivable and inventories less the estimated loss expected during the phase-out period.

NOTE 12 - PENDING TRANSACTION

On January 2, 2003, the Company announced its intention to sell between 1,300,000 and 2,600,000 shares of common stock at a price of $7.75 per share through a private placement. The Board of Directors approved the terms of the private placement, subject to stockholder approval, after careful review and analysis with input and guidance from management and the Company's financial advisors. A Special Meeting of stockholders has been called to be held on April 15, 2003, for among other things, approving the consummation of the private placement. Assuming the private placement is approved, it is anticipated to close promptly following the Special Meeting.

Pursuant to the terms of the private placement, the Bosselmann Group and/or its affiliates agreed to invest not less than $2 million in the private placement and the balance of the investments would be from accredited investors (as defined in Rule 501(c) of Regulation D under the Securities Act of 1933, as amended). In connection with the private placement, on January 2, 2003, Ranier Bosselmann (a principal of the Bosselmann Group) was appointed to the Company's Board of Directors as the Vice Chairman of the Board of Directors (increasing the size of the Board of Directors to eight). If the private placement is not approved or is otherwise not consummated, he has agreed to resign from the Board of Directors and as Vice Chairman. Following the closing of the private placement, four of the Company's current directors will resign and will be replaced by three new directors to be nominated by Mr. Bosselmann. The three new directors are DeSoto Jordan, James Quinn and Daniel Levinson. The three new directors will be appointed by the remaining members of the Board of Directors, and stockholders will not have an opportunity to vote on their election until the next succeeding election of directors following the closing of the private placement.

Upon the approval and consummation of the private placement, purchasers of shares in the private placement will hold shares representing between 72.4% and 84% of the total shares outstanding, on a fully diluted basis. The Company has agreed to file a registration statement to register such shares no later than 180 days following the closing of the private placement. The sale of common stock in the private placement will result in a significant dilution of existing stockholders' ownership interest in the Company. The net proceeds received by the Company in the offering, estimated to be between $9.8 million and $19.7 million, will be used to provide the Company with additional working capital and additional capital for acquisitions in growth-oriented industries.

PUROFLOW INCORPORATED

INDEX TO EXHIBITS

This Index is filed in response to Item 13 and the following documents are filed as Exhibits in response to Item 13 as required by Item 601 of Regulation S-B:

Exhibit No.	Description
3.1	Certificate of Incorporation[1]
3.2	Bylaws[1]
10.1	Employment Agreement dated March 1, 1993 between the Company and Michael H. Figoff[2]
10.2	Employment Contract dated July 9, 1998 between the Company and Michael H. Figoff (filed herewith)
10.3	1991 Key Employee Incentive Stock Option Plan[1]
10.4	Form of Stock Option Agreement under the 1991 Key Employee Incentive Stock Option Plan[1]
10.5	Form of Directors Stock Option Agreement dated February 14, 1991[1]
10.6	2001 Incentive Stock Option Plan[3]
21	Subsidiaries of the Company (filed herewith)
99.1	Certification of Principal Executive Officer (filed herewith)
99.2	Certification of Principal Financial Officer (filed herewith)

1 Incorporated by reference to the Company's Registration Statement on Form S-1, filed with the Securities and Exchange Commission on October 15, 1991, Registration No. 33-43228.

2 Incorporated by reference to the Company's Form 10-K filed with the Securities and Exchange Commission on May 15, 1993.

3 Incorporated by reference to the Company's Proxy Statement filed on schedule 14A with the Securities and Exchange Commission on August 6, 2001.